August 5, 2005
Ms. Jennifer Goeken
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W., Stop 04-05
Washington D.C. 20549

Re:	Oceanic Exploration Company
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
File No. 1-08521
Dear Ms. Goeken:
This is our response to your letter of July 21, 2005 concerning the final outstanding comment.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Consolidated Financial Statements
Consolidated Balance Sheets.
Question:
1.	We have given consideration to your response to prior comment five and are unable to agree with your interpretation of paragraphs 34 and 35 of FASB Statement of Concepts 6. You state that you “consider the contra-cash account to be a “valuation account.”. However, we continue to believe that cash held in your functional currency is not subject to changes in fair value and a valuation account is not applicable. Please provide the journal entries you booked to create the contra asset and tell us when these entries were recorded.
Response
1.	We would like to state the following facts about this reserved cash account.
a.	The funds are in the Australian and New Zealand Banking Group (“ANZ Bank”), located in Sydney, Australia, account number 297482. The trust account is titled as 655-Sydney Controlled Money Account Concession Rights.
b.	The funds are in Australian dollars.
c.	Australian laws require that the plaintiff in a lawsuit be required to post security for costs. The Company posted security for costs in the form of the trust account and related agreements with ANZ Bank. If the plaintiff loses the lawsuit, these funds are forfeited to the defendants to the extent of defendants’ legal fees (in Australian dollars) in successfully defending themselves against the suit. If the defendant’s legal

Ms. Jennifer Goeken
August 5, 2005

fees exceed the amount deposited, then the plaintiff must pay the additional amounts due to the winning party.
d.	The plaintiff cannot access the funds at any time during the lawsuit. In this case, these funds are under the control and name of the Company’s former counsel, Ronald R. Nathans at Deacons Law Firm.
2.	Here is the history of this particular account.
a.	In March 2002, Oceanic filed suit in Australian court on issues related to Petrotimor and deposited funds into this account.
b.	In February 2004, Oceanic discontinued the lawsuit to file in a different venue. At that time, management understood that this action would result in the forfeiture of the “security for costs” and fully reserved the cash balance(1). Because the lawsuit was discontinued before the filing of the December 31, 2003 Form 10-KSB, the Company recorded this reserve as of December 31, 2003.
c.	The defendants must file paperwork in the Australian courts documenting their legal expenses and requesting reimbursement from this account. Ultimately, the Australian court will rule on the exact amount to be reimbursed. The Company and our Australian solicitor are waiting for the defendants to complete the necessary paperwork. There is no deadline or statue of limitations for this filing. Our Australian solicitor just stated that the defendants have not filed for reimbursement and that he does not know when they will file for reimbursement.
e.	Oceanic does not have custody of these funds nor can the Company move these funds to another account or another bank. Oceanic’s Australian solicitors have stated in writing that we will most likely forfeit all of these funds on deposit when the opposing party completes necessary legal process.
f.	As a part of the legal letter response for the third quarter, 2004 — the Australian solicitors estimated the total liability that Oceanic would have to pay from $350,000AU to $500,000AU(2). Based on that estimate, Oceanic recorded a liability that includes the cash balance on deposit plus an additional accrual that totals to $500,000AU as the amount of the potential liability. The cash and accrual balances are adjusted quarterly for the foreign exchange rate in effect at the time.
Here is a listing of the journal entries on these accounts from the date the Company discontinued the lawsuit. All entries are in US dollars.

				Additional
		ANZ Cash	Reserve for	Current	Exploration Exp
Date	Description	Account	ANZ Cash	Liability - ANZ	- Legal Fees
12/31/03	Existing Balance	$259,592.35	$0	$0
12/31/03	Reserve Cash because of discontinuance of lawsuit(1)		$(259,592.35)		$259,592.35

Ms. Jennifer Goeken
August 5, 2005

				Additional
		ANZ Cash	Reserve for	Current	Exploration Exp
Date	Description	Account	ANZ Cash	Liability - ANZ	- Legal Fees
09/30/04	Received notification of potential additional liability(2)			$(101,646.91)	$101,646.91
12/31/04	Adjust Reserve and Liability for interest earned and foreign currency adjustment	$22,439.03	$(22,439.03)	$(6,371.71)	$6,371.71
12/31/04	Totals	$282,031.38	$(282,031.38)	$(108,018.62)	$108,018.62

As we stated in our earlier response, please be advised that Oceanic Exploration Company acknowledges that:
•	Oceanic Exploration Company is responsible for the adequacy and accuracy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 (the “Filings”);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Thank you again for your time on Friday for our conference call. We truly appreciated that. If you have any questions or comments, please do not hesitate to contact me at 303-220-8330, our Assurance Manager from Grant Thornton LLP, Steve Beatty at 216-858-3668 or our outside counsel Paul H. Shaphren at 801-530-7411.
OCEANIC EXPLORATION COMPANY
/s/ Courtney Cowgill
Courtney Cowgill,
Chief Financial Officer
303-220-8330
Courtney.cowgill@oceanicexploration.com